

September 21, 2011

<u>Via E-mail</u>
Stuart Goldfarb
Chief Executive Officer
Atrinsic, Inc.
469 7th Avenue, 10th Floor
New York, NY 10018

     Re: Atrinsic, Inc.
           Amendment No. 1 to Registration Statement on Form S-3
           Filed September 1, 2011
           File No. 333-175283

Dear Mr. Goldfarb:

We have limited our review of your filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Prospectus Summary, page 3

1. We note your response to comment one in our letter dated July 28, 2011, however, we reiterate our request that you remove any additional shares beyond those contemplated by the fixed conversion price for the reasons that you acknowledge, that your stock price has experienced volatility. Please revise to register the number of shares you would issue if conversion were to take place at $2.90 per share or 2,004,655, plus the shares underlying warrants.

Risk Factors, page 9

2. We note your risk factor which discusses your continued listing requirements for the NASDAQ Capital Market. Please revise to acknowledge that the Securities Purchase Agreement between you and the selling stockholders requires you to maintain such listing and discuss any ramifications of delisting.

3. We note your response to comment three in our letter dated July 28, 2011. We further note your disclosure in the second paragraph on page 7 discussing certain payments which may be made to selling stockholders under the registration rights agreement. Please clarify why you have not included the amount of these potential payments in your response.

4. Also with respect to your response to comment three, please explain the nature of the $35,000 and $25,000 fees due to Iroquois Master Fund Ltd. and the role that Iroquois played in earning such fees.

5. We note your response to comments three and six in our letter dated July 28, 2011. Please revise to include potential interest payments in the event of default on the notes. Please also include your response to these comments in your disclosure.

6. We note your response to comment three in our letter dated July 28, 2011. Please clarify in both (i)(b) and (i)(c) of your response whether the company *may be* required to make any such payments. Please also clarify in your response whether there are any payments (including the value of any payments to be made in common stock) in connection with the transaction that you have made or may be required to make to any *affiliate* of a selling shareholder.

7. We note your response to comment four in our letter dated July 28, 2011 that the table in section (iii) of your response assumes "that the Company is eligible to convert." In your filing, please disclose any and all restrictions on the company's ability to convert the notes. Please also revise to discuss the note holder's conversion right. In this discussion, please clarify the mechanics and any restrictions on the note holder's ability to exercise this conversion right.

8. We note your response to comment four in our letter dated July 28, 2011. Please include this tabular disclosure and discussion in your filing. In doing so, in section (i), please quantify the amount of the profit, in addition to presenting the percentage. In the tables set forth in sections (ii) and (iii) of your response, please include the original issue discount as part of the profits to your selling shareholders.

9. We note your response to comment five in our letter dated July 28, 2011. Please include this disclosure in your filing. In your calculations of total possible profit resulting from the conversion discount, please include the original issue discount.

Selling Stockholders, page 22

10. We note your response to comment eight in our letter dated July 28, 2011 that "none of the selling stockholders are broker-dealers or an affiliate of a broker-dealer." Please state this in your filing and, in doing so, please remove the qualifier you provide in your response.

Information Incorporated by Reference, page 29

11. We note your response to comment 10 in our letter dated July 28, 2011. The appropriate filing date for this Form 8-K is July 1, 2011, because it was filed after close of business on June 30, 2011. Please revise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Angie Kim, Attorney Advisor, at (202) 551-3535 or me, at (202) 551-3264 with any questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director

cc: Scott Galer, Esq.
       Stubbs Alderton & Markiles, LLP